FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of December 2007
                                20 December 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Response to CC report eleased on 20 December 2007


                BSkyB response to Competition Commission report

The Secretary of State for Business, Enterprise and Regulatory Reform today published the Competition Commission's final report on the acquisition by British Sky Broadcasting Group plc (BSkyB) of a 17.9% stake in ITV plc. A BSkyB spokesperson said:

"We note the publication of the report and we are considering its contents carefully. The next phase of this process lies with the Secretary of State. We will be making representations to him in due course."


                                      End

Enquiries:

Analysts/Investors:

Andrew Griffith                                      Tel:       020 7705 3118
Robert Kingston                                      Tel:       020 7705 3726

E-mail: investor-relations@bskyb.com

Press:

Robert Fraser                                        Tel:       020 7705 3036

E-mail: corporate.communications@bskyb.com


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 20 December 2007                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary